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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                                Commission File Number 000-26489
                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR For Period Ended: September 30, 1999
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-K
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended: ________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_______________________________________________________________________________
PART 1 -- REGISTRANT INFORMATION

MCM CAPITAL GROUP, INC.
(Full Name of Registrant)

________________________________
(Former Name if Applicable)

500 WEST FIRST STREET
___________________________________________________________
(Address of Principal Executive Office (Street and Number))

HUTCHINSON, KS 67501
___________________________________________________________
(City, State and Zip Code)

PART 11 -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

      (b) The subject annual report, semi-annual report, transition report of Form 10-K, Form 20-F, 11-k, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report of Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report of portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

MCM Capital Group, Inc. (the "Company") could not complete the electronic filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999 (the "Form 10-Q") by the prescribed filing date of November 15, 1999 without unreasonable effort or expense as a result of the following:


Since its initial public offering was completed on July 14, 1999, the Company has continued to grow rapidly. In the three months ended September 30, 1999, the Company purchased $19.4 million of credit card receivables, a 158% increase over the $7.5 million purchased in the third quarter of 1998. In the nine months ended September 30, 1999, the Company has purchased $35.8 million of credit card receivables versus $19.5 million in the nine months ended September 30, 1998, an increase of 84%. In addition, the Company's employee base has increased from 446 employees at December 31, 1998 to 606 at September 30, 1999 which has placed significant demand on management. This rapid growth has required those persons responsible for accumulating the information necessary to file the Form 10-Q to expend the majority of their time and effort accounting for these increased purchases and the related effects of the Company's growth and, as such, the Form 10-Q could not be completed by the prescribed filing date without unreasonable effort or expense.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          R. Brooks Sherman        602             707-0211
               (Name)          (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such a shorter period that the registrant was required to file report(s) been filed? If answer is no,
    identify report(s).  [X] Yes    [ ] No

(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
    [X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

See Annex A attached hereto.


                            MCM CAPITAL GROUP, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 1999                     By: /s/ R. Brooks Sherman
                                                ----------------------------
                                                R. Brooks Sherman
                                                Executive Vice President and
                                                Chief Financial Officer
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                                    Annex A


For the reasons stated in Part III to this Form 12b-25, the condensed consolidated financial statements of the Company for the quarterly period ended September 30, 1999 have not been completed. The Company, however, expects to report in its Form 10-Q, with respect to the nine months ended September 30, 1999, revenues of $17.9 million, loss before interest, other income and income taxes of $0.2 million and net loss of $0.8 million compared with revenues of $11.7 million, income before interest, income taxes and extraordinary charge of $4.8 million and net income of $1.4 million for the nine months ended September 30, 1998. With respect to the three months ended September 30, 1999, the Company expects to report revenues of $8.2 million, income before interest, other income and income taxes of $1.4 million and net income of $0.5 million compared with revenues of $4.4 million, income before interest, income taxes and extraordinary charge of $1.2 million and net income of $0.2 million. The increase in revenues in the 1999 periods is a result of the Company's income from the retained interest recognized as a result of the securitization transaction completed in December, 1998. The change to a loss before interest and income taxes and a net loss for the nine months ended September 30, 1999 is primarily due to increased operating expenses more than offsetting the increase in revenues. The increased operating expenses were incurred by the Company as a result of the significant growth of the Phoenix, Arizona facility in 1999 from its opening in February, 1998. The net loss in the nine months ended September 30, 1999 was partially offset by a benefit from income taxes of $0.5 million. The increase in income before interest and income taxes and the increase in net income in the three months ended September 30, 1999 over the three months ended September 30, 1998 is due to the increase in income from the retained interest recognized as a result of the securitization transaction completed in December, 1998 exceeding the increase in operating expenses. The increased revenues are due to the income from the retained interest recognized in 1999 as a result of the December, 1998 securitization transaction.